FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


ANNOUNCEMENT OF THE GENERAL MEETING


The board of directors of CEZ, a. s., registered seat 140 53 Praha 4, Duhova 2/1444, ID-Nr.: 45 27 46 49, entered in the Commercial Register kept at the Prague Municipal Court under file B, No.1581, convenes the annual General Meeting, which will be held on June 17, 2004, 1 p.m., at the TOP HOTEL, Praha 4, Blazimska 1781/4.

Agenda of the General Meeting:

1. Opening, election of the chairman of the meeting, the recording clerks, and the clerks for counting the votes and for testifying to the accuracy of the minutes.
2. Resolution on the amendment of the company's articles of association.
3. Annual report 2003 on the company's business activities and financial standing.
4. Resolution on the long-term business plan.
5. Investment ventures of the company.
6. Report of the Supervisory Board.
7. Approval of the 2003 financial statements.
8. Resolution on the distribution of profit, including the payment of dividends and management bonuses.
9. Resolution on the volume of financial means earmarked for sponsoring.
10. Resolution on personnel changes on the Supervisory Board.
11. Resolution on the amendment of the company's option scheme.
12. Approval and amendment of the manager agreements of the supervisory board members.
13. Closing.

The cutoff date for attending the General Meeting is June 11, 2004. Entitled to attend are all persons who are accounted for as shareholders or portfolio trustees in the official securities register at the Securities Center as of the cutoff date. For the period from June 12, 2004, up to (and including) June 17, 2004, the shareholders' right to dispose of their shares shall be suspended.

Key specifics of the proposed amendment of the articles of association:

The draft amendment most significantly contains a change of the competencies of the corporate bodies, strengthening the position of the Supervisory Board which is in charge of monitoring the performance of the Board of Directors and the implementation of business plans.

The draft further supplements the scope of business and changes the rules of procedure for General Meetings, so that they are in line with the relevant Supreme Court decision. It clarifies the provision pertaining to the increase of stock and supplements the terms and conditions under which the Board of Directors may decide on an increase of stock.
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The remaining changes either reflect the need to provide for an even smoother performance of the Supervisory Board and the Board of Directors or are merely formal improvements of the current version's wording.

The draft amendment of the articles of association is available to all shareholders for inspection at the company's seat at Prague 4, Duhova 2/1444, on the bulletin board in the lobby of the building, from May 17, 2004, up until the date of the General Meeting, on working days from 8 a.m. to 4 p.m. Shareholders may request to be sent a copy of the draft amendment, at their cost and risk.

Entries in the attendance list can be made at the venue and on the date of the General Meeting from 12:00 p.m.

Shareholders who are private individuals prove their identity by presenting their personal ID. Persons who act on behalf of a shareholder who is a legal entity will further present proof of the existence of the legal entity, as well as proof of their authorization to act on behalf of the legal entity. Proxy agents of shareholders must further present a power of attorney, with the principal's certified signature.

A shareholder who is a foreign private individual proves his identity by means of his passport. His proxy agent will have to present a certified power of attorney. A shareholder who is a foreign legal entity must present a certified document proving the legal entity's existence; if the attendee does not act in his capacity as the legal entity's statutory body, then he must in addition present a certified power of attorney.

Documents presented by a foreign legal entity or its proxy agent must be superlegalized or furnished with an apostille, unless the Czech Republic and the country in which such shareholder has its seat or his or her permanent residence concluded a treaty on mutual legal assistance.

Key figures from the 2003 annual financial statements (in million CZK): assets net total...217,920;
liabilities net total...217,920;
revenues total...79,998
fixed assets net...195,720;
equity...139,015;
costs total...61,372
liquid assets net...21,857;
debenture capital...78,225;
earnings before taxes...18,626
other assets net... 343;
other liabilities... 680;
earnings after taxes...13,931

The financial statements and the dependency report are available to all shareholders for inspection at the company's seat at Prague 4, Duhova 2/1444, on the bulletin board in the lobby of the building, from May 17, 2004, up until the date of the General Meeting, on working days from 8 a.m. to 4 p.m.
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The costs incurred by the shareholders in connection with their attendance at the General Meeting are borne by themselves.

CEZ, a. s., Board of Directors
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

                                                ------------------------
                                                      (Registrant)
Date:  May 14, 2004


                                                    /s/ Libuse Latalova
                                                By:______________________
                                                      Libuse Latalova
                                                      Head of Finance
                                                      Administration